Exhibit 99.1

November 7, 2008	TSX: QC AMEX/AIM: QCC

QUEST REPORTS FAVOURABLE THIRD QUARTER 2008 RESULTS
Declares Third Consecutive C$0.045 Quarterly Dividend

Vancouver, British Columbia – Quest Capital Corp. (“Quest” or the “Company”), a Canadian Mortgage Investment Corporation (“MIC”) benefiting from special Canadian tax rules, today reported its unaudited financial results for the three and nine months ended September 30, 2008.  All references to dollar amounts are in Canadian dollars.

POSITIVE THIRD QUARTER 2008 RESULTS

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Net earnings grew 21% to $6.4 million ($0.043 diluted per share) from $5.3 million ($0.035 diluted per share) a year earlier on growth in the Company’s loan portfolio, reduction of non-interest expenses and utilization of MIC tax rules.  Quest became a MIC effective January 1, 2008.  These factors more than offset total specific loan loss provisions of $2.3 million.

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The loan portfolio grew 5% during the third quarter to $368.7 million from $350.4 million at June 30, 2008.  As part of the Company’s increasing focus on credit quality, first mortgages comprised 96% of the portfolio compared to 87% a year ago.

•	Loans funded during the third quarter rose 1% to $73 million compared to the same period a year ago.

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A quarterly dividend of $0.045 per share was declared, payable December 31, 2008 to shareholders of record December 15, 2008.  This represents a 99% payout ratio of 3rd quarter 2008 income before taxes, and will serve to reduce taxable income as a result of Quest’s MIC status.  Based on yesterday’s closing QC share price on the TSX, this represents an annualized yield of over 13%.

•	Total assets at September 30, 2008 were $381.7 million up from $304.3 million a year ago. Book value per share was $2.01 compared to $1.99 per share a year ago.

IMPROVED NINE MONTH 2008 RESULTS

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Net earnings were $21.0 million ($0.143 diluted per share) compared to $20.0 million ($0.135 diluted per share) for the nine months ended September 30, 2007, despite specific loan loss provisions taken of $2.3 million in the third quarter of 2008.

•	Loans funded over the first nine months of 2008 amounted to $222 million, a 42% or $65 million increase over fundings a year ago.

•	Total dividends paid to date in 2008 aggregated $16.9 million representing a payout ratio of approximately 76% of the company’s nine month earnings before taxes.

QUEST CAPITAL CORP.
Vancouver:  Suite 1028, 550 Burrard Street, Box 61, Vancouver, BC, Canada V6C 2B5 • Tel:  604-687-8378 • Toll Free:  800-318-3094 • Fax: 604-682-3941
Toronto:  77King Street West, PO Box 157, Suite 3110, Royal Trust Tower, Toronto-Dominion Centre, Toronto, ON, Canada M5K 1H1 • Tel:  416-367-8383 • Fax: 416-367-4624

•	As planned, the Company used its revolving debt facility to profitably grow its loan portfolio. At September 30, 2008 Quest had utilized $78.5 million of its $88.0 million facility.

 “Quest remained solidly profitable in the third quarter, 2008 and selectively expanded its loan portfolio within the guidelines we’ve set for credit quality in this rapidly changing economic environment,” said Stephen Coffey, President and CEO. “Like all Canadian mortgage market participants, Quest has been challenged this year, due to the impact on our customers of credit market tightening and a slowing Canadian real estate market. This was clearly evident in the third quarter as we took specific provisions on three loan exposures. Excluding these provisions, earnings before taxes would have been 16% or $1.2 million higher than a year ago – instead of the $6.7 million of earnings before taxes recorded in the third quarter. Despite these challenges, Quest continued to position itself to meet our three priorities: capital preservation, earn an attractive yield on lending activities and achieve profitable growth.”

To reflect these priorities, Jim Grosdanis, Chief Financial Officer said: “The Company has continued to primarily fund first mortgages, has 63 loans outstanding – the largest of which represents just 8% of the loan portfolio – and has steadily increased its Canadian geographic diversification. We’ve also created a general allowance for loan losses, consistent with other financial institutions. Additionally, we continued to take advantage of liquidity opportunities through syndication. In fact, $36 million of loans were syndicated in the third quarter. As a result of our risk management practices, we believe we’ve improved our risk profile.”

At September 30, 2008, Quest had enhanced the geographic distribution of its mortgage portfolio, with 42% of principal outstanding in British Columbia, 45% in the Prairies and 13% in Ontario. This compares with the December 31, 2007 distribution (58% British Columbia, 34% Prairies, 8% Ontario and other) and reflects Quest’s successful recent expansion to selected regions of the Ontario real estate market.”

LOOKING FORWARD

“Until markets stabilize, we have decided to place even more emphasis on capital preservation,” said Mr. Coffey. “While we will remain mindful of the need for profitable growth, and attractive yield generation, as fellow shareholders we believe this stance is prudent  under current market conditions and will create an even better foundation for attractive returns in future.  Our commitment, as always, is to closely monitor our loan portfolio and take quick remedial action if we perceive there is a problem and to follow our enhanced risk management practices, including loan diversification, to avoid losses.”

Mr. Coffey said the Company still has room for growth through additional leverage, and solid liquidity options through syndications, “but we are reaching the upper end of our existing credit facilities and this will moderate growth in our loan portfolio.  We believe, however, that this moderation will be temporary. As previously stated, we are working diligently on our application to become a deposit-taking institution. Our general timetable has not changed in this regard, and if we are successful, we hope to begin accepting customer term deposits to fuel our growth towards the end of 2009. ”

THIRD QUARTER CONFERENCE CALL

Quest Capital will host a conference call at 11 a.m. Eastern Standard Time today to discuss its third quarter performance. To access the call live, please dial (416) 644-3415. The call will be recorded and a replay made available for one week ending Friday, November 14, 2008 at midnight. The replay may be accessed approximately one hour after the call by dialing (416) 640-1917 and entering passcode 21284493 followed by the number sign (#).

ABOUT QUEST

Quest Capital Corp. is a leading Mortgage Investment Corporation serving Canadian real estate markets. Quest’s objective is to become Canada’s largest Mortgage Investment Corporation in terms of equity, loans generated and profitability. Quest’s strategy is to deploy its financial capital at superior rates of return while minimizing risk. The three principles of Quest’s investment strategy are capital preservation, obtaining an attractive yield on lending activities and generating profitable growth.

For more information about Quest, please visit our website (www.questcapcorp.com) or SEDAR (www.sedar.com) or contact:

IN CANADA:	AIM NOMAD:
Stephen Coffey, President & CEO	Canaccord Adams Limited
(P):(416) 367-8383 (F): (416) 367-4624	Ryan Gaffney or Robert Finlay
(P): 011 44 20 7050 6500
A. Murray Sinclair, Co-Chairman
(P): (604) 687-8378 (Toll Free): (800) 318-3094

This news release includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated).  Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business.  These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made.  Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.  If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement.